Form C

Cover Page

Name of issuer:

Incoba LLC dba Dynaris

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: TX

Date of organization: 7/8/2014

Physical address of issuer:

743 Spirit 40 Park Drive
Suite 108
Chesterfield MO 63005

Website of issuer:

http://Dynaris.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Membership Units

Target number of securities to be offered:

500

Price:

$300.00000

Method for determining price:

Dividing pre-money valuation $19,337,700.00 by number of units outstanding on fully diluted basis.

Target offering amount:

$150,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,069,800.00

Deadline to reach the target offering amount:

4/30/2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

5

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$587,337.00	$230,239.00
Cash & Cash Equivalents:	$126,542.00	$51,297.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$30,369.00	$21,761.00
Long-term Debt:	$715,000.00	$715,000.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($802,810.00)	($743,176.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Incoba LLC dba Dynaris

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Lawrence C. Spector	Managing Partner	Incoba	2014
Alonzo C. Aylsworth	CEO	Incoba	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Lawrence C. Spector	Managing Partner	2014
Alonzo C. Aylsworth	CEO	2014
Alonzo C. Aylsworth	Managing Partner	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Our Company has limited operating history and was recently formed.
>
> The Company has limited operating history. There is no assurance that the Company will operate profitably or that your investment in whole or in part will be returned. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications, uncertainties and delays frequently encountered with the formation of any new business. Dynaris was

established July 2014 and has been focused on raising capital and developing its medical device products to market. Because the Company is new, with limited operating history, there is no assurance that Dynaris will realize earnings from operations or net profits in the future.

Our products may not achieve broad market acceptance or be commercially successful. We may not be able to convince physicians, hospitals, and patients of their benefits. Moreover, even if patients, physicians and hospitals understand the benefits of our device, they still may elect not to use our product for a variety of reasons.

Our growth rate will be highly unpredictable and there is a risk that we will not become profitable. Our financial future is uncertain and the timeline to profitability and the probability of success is impossible to determine.

We have limited internal manufacturing resources, and if we are unable to provide an adequate supply of our products, our growth could be limited and our business could be harmed.

Final assembly of many of our product components may occur at our future facility and/or at out-sourced vendors. If our facility, or a vendor's facility, experiences a disruption or if we are unable to make our lease payments, we would have no other means of assembling those components until we are able to restore the manufacturing capability at our current facility or develop the same capability at an alternative facility.

In connection with the commercialization of our products, we expect that we will need to increase, or "scale up," the production process of our components over the anticipated initial level of production. While we have taken steps in anticipation of growth, manufacturers often encounter difficulties in scaling up production, such as problems involving yields, quality control and assurance, and shortages of qualified personnel. If the scaled-up production process is not efficient or produces a product that does not meet quality and other standards, we may be unable to meet market demand and our revenues, business and financial prospects would be adversely affected.

Our reliance on single-source suppliers could harm our ability to meet demand for our products in a timely manner or within budget.

Many of the components and component assemblies of our products are anticipated to be provided to us by single-source suppliers. We expect to purchase components and component assemblies through purchase orders rather than long-term supply agreements and generally will not maintain large volumes of inventory. While we believe alternative suppliers exist and will be identified, the disruption or termination of the supply of components and component assemblies could cause a significant increase in the cost of these components, which could affect our operating results. Our anticipated dependence on a limited number of third-party suppliers and the challenges we may face in obtaining adequate supplies involve several risks, including limited control over pricing, availability, quality and delivery schedules. A disruption or termination in the supply of components could also result in our inability to meet demand for our products, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation. Furthermore, if we are required to change the supplier of a key component or component assembly of our products, we may be required to verify that the new supplier maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new supplier could delay our ability to manufacture our products in a timely manner or within budget.

If we are unable to develop our sales and marketing capabilities, we may be unable to generate material product revenues.

Currently, our sales and marketing efforts for our products are being coordinated primarily by our Managers. We expect to build a small, highly focused sales force consisting of Independent Manufacturers Representatives to market our products in the United States. That effort, though, could take longer than we anticipate, in which case our commercialization efforts would be delayed. We currently have not entered into any distribution relationships with any companies.

The Affordable Care Act and other payment and policy changes may have a material adverse effect on us.

The Affordable Care Act imposes a 2.3% excise tax on the sale of any taxable human medical device after December 31, 2012, subject to certain exclusions, by the manufacturer, producer or importer of such devices. The total cost to the industry is expected to be approximately $20 billion over ten years. This new and significant tax burden could have a material negative impact on the results of our operations and the operations of our strategic partners. Further, the Affordable Care Act encourages hospitals and physicians to work collaboratively through shared savings programs, such as accountable care organizations, as well as other bundled payment initiatives, which may ultimately result in the reduction of medical device acquisitions and the consolidation of medical device suppliers used by hospitals. The Affordable Care Act could adversely affect our financial results and business.

Further, with the increase in demand for healthcare services, we expect both a strain on the capacity of the healthcare system and more proposals by legislators, regulators and third-party payers to keep healthcare costs down. Certain proposals, if passed, could impose limitations on the prices we will be able to charge for our products, or the amounts of reimbursement available from governmental agencies or third-party payers. These limitations could have a material adverse effect on our financial position and results of operations.

Federal healthcare reform is a political issue, and the impact effects of the Affordable Care Act (ACA) are unclear. Various healthcare reform proposals have also emerged at the state level. We cannot predict what healthcare initiatives, if

any, will be implemented at the federal or state level, or the effect any future legislation or regulation will have on us. However, an expansion in government's role in the United States healthcare industry may lower reimbursements for our products, reduce medical procedure volumes and adversely affect our business, possibly materially.

If the third-parties on which we may need to rely to conduct any clinical trials and to assist us with pre-clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory clearance or approval for our products or any additional claims that we may seek for our products.

We do not have the independent ability to conduct pre-clinical and clinical trials. To the extent that we will need to conduct such trials, we will need to rely on third-parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories, to conduct such trials. If these third-parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third-parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory clearance or approval for a product candidate or additional claims we may seek for our products on a timely basis, if at all. As such, our business, operating results and prospects may be adversely affected. Furthermore, our third-party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control.

The results of our clinical trials may not support our product candidate claims or any additional claims we may seek for our products and may result in the discovery of adverse side effects.

Even if any clinical trial that we need to undertake is completed as planned, we cannot be certain that its results will support our product candidate claims or any new indications that we may seek for our products or that the FDA or foreign authorities will agree with our conclusions regarding the results of those trials. The clinical trial process may fail to demonstrate that our products or a product candidate is safe and effective for the proposed indicated use, which could cause us to stop seeking additional clearances or approvals for our products, abandon the Oxygen Conserver, or delay development of other product candidates. Any delay or termination of our clinical trials will delay the filing of our regulatory submissions and, ultimately, our ability to commercialize a product candidate. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate's profile.

The markets for medical devices are highly competitive and we may not be able to compete effectively against the larger, well-established companies in our markets or emerging and small innovative companies that may seek to obtain or increase their share of the market.

We will face competition from products and techniques already in existence in the marketplace. The markets for our products are intensely competitive, and many of our competitors are much larger and have substantially more financial and human resources than we do. Many have long histories and strong reputations within the industry, and a relatively small number of companies dominate these markets. Examples of such large, well-known companies include Drive Medical, Precision Medical, Fisher and Paykel, Philips/Respironics, and Praxair.

These companies enjoy significant competitive advantages over us, including:

- broad product offerings, which address the needs of physicians and hospitals in a wide range of procedures;

- greater experiences in, and resources for, launching, marketing, distributing, and selling products, including strong sales forces and established distribution networks;

- existing relationships with physicians and hospitals;

- more extensive intellectual property portfolios and resources for patent protection;

- greater financial and other resources for product research and development;

- greater experience in obtaining and maintaining FDA and other regulatory clearances or approvals for products and product enhancements;

- established manufacturing operations and contract manufacturing relationships; and

- significantly greater name recognition and more recognizable trademarks.

We may not succeed in overcoming the competitive advantages of these large and established companies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies may introduce products that compete effectively against our products in terms of performance, price or both.

We could become subject to product liability claims that could be expensive, divert management's attention and harm our business.

Our business exposes us to potential product liability risks that are inherent in the development, manufacturing, marketing and sale of medical devices. We may be held liable if our products cause injury or death or are found otherwise unsuitable or defective during usage. Our products incorporate mechanical and electrical parts, complex computer software and other sophisticated components, any of which can have defective or inferior parts or contain defects, errors or failures. Complex computer software is particularly vulnerable to errors and failures, especially when first introduced.

The medical device industry has historically been subject to extensive litigation over product liability claims. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs. Although we intend to maintain product liability insurance, the coverage is subject to deductibles and limitations, and may not be adequate to cover future claims. Additionally, we may be unable to maintain our existing product liability insurance in the future at satisfactory rates or in adequate amounts. A product liability claim, regardless of its merit or eventual outcome could result in:

- decreased demand for our products

- injury to our reputation;

- diversion of management's attention;

- significant costs of related litigation;

- payment of substantial monetary awards by us;

- product recalls or market withdrawals;

- a change in the design, manufacturing process or the indications for which our marketed products may be used;

- loss of revenue; and

- an inability to commercialize product candidates.

We may not be able to operate if there are certain changed events.

Unexpected negative events concerning either the intellectual property, product to be developed, or the economy in general could alter investment conditions to the extent that dilution of existing investors is required in order to raise necessary capital. While the officers have the right to loan additional capital to the Company, the officers may not be in a position to do so. In such event, there can be no assurance that the current management team would remain in place or that the Company's business plan would not materially change as a result of a shift in control.

Any adverse change in general economic conditions, significant price increases, or adverse occurrences affecting our industry, could have a material adverse effect on us and the results of our operations

Our Managers may allocate their time to other businesses thereby causing conflicts of interest in its determination as to how much time to devote to the Company's affairs.

The Managers may be engaged in other business endeavors and are not obligated to contribute any specific number of hours per week to the Company's affairs. If the other business affairs of our Managers require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to the affairs of the Company, which could have a negative impact on our ability to operate efficiently.

We may need significant additional capital, which we may be unable to obtain.

Our capital requirements in connection with our development activities and transition to commercial operations have been and will be significant. We anticipate we will require additional capital to research, develop and test our technologies, to obtain intellectual property protection relating to our technologies when appropriate, and to improve and market our technologies. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all.

If we raise less than the full amount of the Offering, there is a risk we will not have enough money to fund our budget.

Because this is a self-underwritten offering with no minimum amount required to be raised, it is possible we will raise less than the full amount of the Offering. If this occurs, we will have fewer funds available to apply to the implementation of our business plan. This produces a risk of underfunding that would reduce our ability to execute our business plan as intended and would negatively affect our results of operations. See "Use of Proceeds".

We will need additional funding to commercialize our other products and bring them to market and we may not be able to raise capital when needed, which would force us to delay, reduce or eliminate our commercialization efforts or our product development programs.

We will require additional capital in order to conduct the research and development and regulatory clearance and approval activities necessary to bring our other products to market, establish and to commercialize them. However, the Company may elect not to bring other products to market.

Although our operating plans may change, and we may need additional funds sooner than anticipated to meet our operational needs and capital requirements.

Additional funds may not be available when we need them or on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may take actions that negatively impact the development and commercialization of our products.

Our future funding requirements will depend on many factors, including:

- the cost and timing of expanding our sales, marketing and distribution capabilities and other corporate infrastructure;

- the cost of establishing product inventories;

- the effect of competing technological and market developments;

- the scope, rate of progress and cost of our research and development activities;

- the terms and timing of any future collaborative, licensing or other arrangements that we may establish;

- the cost and timing of clinical trials;

- the cost and timing of regulatory filings, clearances and approvals; and

- the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

There can be no assurance that we will be able to obtain adequate financing to sustain our operations.

The proceeds of the Offering, as defined herein, are anticipated to be sufficient to provide the funds necessary to pay for the cost associated with the commencement and sustainability of operations for our first commercialized product. However, there is no assurance that we will be able to raise the full offering amount or any amount whatsoever. Failure to raise sufficient capital would result in the Company being forced to cease operations, resulting in a loss of your investment.

Raising additional capital by issuing securities or through collaborative or licensing arrangements or employment agreements may cause dilution to existing Unit holder Members, restrict our operations or require us to relinquish proprietary rights.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures or making distributions. If we raise additional funds through collaboration or licensing arrangements with third-parties, we may have to relinquish valuable rights to our technologies or products or grant licenses on terms that are not favorable to us. Any of these events could adversely affect our ability to achieve our product development.

Additional Funding Requirement

We may be required to seek additional or alternative financing, and there can be no assurance that financing will be available when needed on acceptable terms, if at all. The failure to obtain financing on terms acceptable to us, if at all, would have a material adverse effect on our business, financial condition, and results of operations, and may cause us to restrict or cease our operations.

Management will have Discretion in Use of Proceeds

Accordingly, the Company's management will have broad discretion in the application of the net proceeds of the Funding and the amounts actually expended for the purposes described above may vary significantly depending on, among other things, the progress of our research and development programs, regulatory filings and approvals, technological advances, operating and capital needs and the market response to the Company's products. The Company will reallocate funds only for sound business reasons.

The above description represents our best estimate of the allocation of the net proceeds of the Funding based on our planned use of the funds for our operations and current objectives. However, we may reallocate funds from time to time if we believe a reallocation to be in our best interest for uses that may or may not have been anticipated at this time.

The Company's officers and managers are not experienced in selling securities.

The Company is making this Funding on a "best efforts" basis. The Company has no firm commitments from any prospective buyer to purchase the Units, and there can be no assurance that the Funding will be successful. The officers and managers have significant responsibilities in their other commitments in addition to trying to raise capital for the Company and have limited or no experience in selling securities and in raising capital.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

If we, or the third-parties from whom we license intellectual property, are unable to secure and maintain patent or other intellectual property protection for the intellectual property covering our marketed products or our product candidates, our ability to compete will be harmed.

Our commercial success depends, in part, on obtaining and maintaining patent and other intellectual property protection for the technologies contained in our marketed products and product candidates. The patent positions of medical device companies, including ours, can be highly uncertain and involve complex and evolving legal and factual questions. Our patent position is uncertain and complex, in part, because of our dependence on intellectual property that we license from others. If we, or the third- parties from whom we license intellectual property, fail to obtain adequate patent or other intellectual property protection for intellectual property covering our marketed products or product candidates, or if any protection is reduced or eliminated, others could use the intellectual property covering our marketed products or product candidates, resulting in harm to our competitive business position. In addition, patent and other intellectual property protection may not provide us with a competitive advantage against competitors that devise ways of making competitive products without infringing any patents that we own or have rights to.

The Company has acquired licensing rights to four granted United States third-party issued patents. United States patents and patent applications may be subject to interference proceedings and United States patents may be subject to reissue and reexamination proceedings in the United States Patent and Trademark

Office. Any of these proceedings could result in either loss of the patent or denial of the patent application, or loss or reduction in the scope of one or more of the claims of the patent or patent application. Changes in either patent laws or in interpretations of patent laws may also diminish the value of our intellectual property or narrow the scope of our protection. Interference, reexamination and opposition proceedings may be costly and time consuming, and we, or the third-parties from whom we license intellectual property, may be unsuccessful in such proceedings. Thus, any patents that we license may provide limited or no protection against competitors. In addition, our pending patent applications and those we may file in the future may not result in patents being issued or may have claims that do not cover our products or product candidates. Even if any of our pending or future patent applications are issued, they may not provide us with adequate protection or any competitive advantages. Our ability to develop additional patentable technology is also uncertain.

Non-payment or delay in payment of patent fees or annuities, whether intentional or unintentional, may also result in the loss of patents or patent rights important to our business. In addition, many countries limit the enforceability of patents against third-parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States, particularly in the field of medical devices and procedures.

If we fail to establish, maintain and enforce intellectual property rights with respect to our technology and/or licensed technology, our financial condition, results of operations and business could be negatively impacted.

Our ability to establish, maintain and enforce intellectual property rights with respect to our technology, once successfully developed into the Oxygen Conserver that we intend to market, will be a significant factor in determining our future financial and operating performance. We seek to protect our intellectual property rights by relying on a combination of patent, trade secret and copyright laws. We also use confidentiality and other provisions in our agreements that restrict access to and disclosure of its confidential know-how and trade secrets.

Outside of our pending patent applications, we seek to protect our technology as trade secrets and technical know-how. However, trade secrets and technical know-how are difficult to maintain and do not provide the same legal protections provided by patents. In particular, only patents will allow us to prohibit others from using independently developed technology that is similar. If competitors develop knowledge substantially equivalent or superior to our trade secrets and technical know-how, or gain access to our knowledge through other means such as observation of our technology that embodies trade secrets at customer sites which we do not control, the value of our trade secrets and technical know-how would be diminished.

While we strive to maintain systems and procedures to protect the confidentiality and security of our trade secrets and technical know-how, these systems and procedures may fail to provide an adequate degree of protection. For example, although we generally enter into agreements with our employees, consultants, advisors, and strategic partners restricting the disclosure and use of trade secrets, technical know-how and confidential information, we cannot provide any assurance that these agreements will be sufficient to prevent unauthorized use or disclosure. In addition, some of the technology deployed at customer sites in the future, which we do not control, may be readily observable by third-parties who are not under contractual obligations of non-disclosure, which may limit or compromise our ability to protect such technology as a trade secret.

While we are not currently aware of any infringement or other violation of our intellectual property rights, monitoring and policing unauthorized use and disclosure of intellectual property is difficult. If we learned that a third-party was in fact infringing or otherwise violating our intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

If our technology is licensed to customers at some point in the future, the strength of the intellectual property under which we would to grant licenses can be a critical determinant of the value of such potential licenses. If we are unable to secure, protect and enforce our intellectual property now and in the future, it may become more difficult for us to attract such customers. Any such development could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may face claims that we are violating the intellectual property rights of others.

Although we are not aware of any potential violations of others' intellectual property rights, we may face claims, including from direct competitors, other companies, scientists or research universities, asserting that our technology or the commercial use of such technology infringes or otherwise violates the intellectual property rights of others.

We cannot be certain that our technologies and processes do not violate the intellectual property rights of others. If we are successful in developing technologies that allow us to earn revenues and our market profile grows we could become increasingly subject to such claims.

We may also face infringement claims from the employees, consultants, agents and outside organizations we have engaged to develop our technology. While we have sought to protect ourselves against such claims through contractual means, we cannot provide any assurance that such contractual provisions are adequate, and any of these parties might claim full or partial ownership of the intellectual property in the technology that they were engaged to develop.

If we were found to be infringing or otherwise violating the intellectual property rights of others, we could face significant costs to implement work-around methods, and we cannot provide any assurance that any such work-around would be available or technically equivalent to our potential technology. In such cases, we might need to license a third-party's intellectual property, although any required license might not be available on acceptable terms, or at all. If we are unable to work around such infringement or obtain a license on acceptable terms, we might face substantial monetary judgments against us or an injunction against continuing to use or license such technology, which might cause us to cease operations.

In addition, even if we are not infringing or otherwise violating the intellectual property rights of others, we could nonetheless incur substantial costs in defending ourselves in suits brought against us for alleged infringement. Also, if we are to enter into a license agreement in the future and it provides that we will defend and indemnify our customer licensees for claims against them relating to any alleged infringement of the intellectual property rights of third-parties in connection with such customer licensees' use of such technologies, we may incur substantial costs defending and indemnifying any customer licensees to the extent they are subject to these types of claims. Such suits, even if without merit, would likely require our management team to dedicate substantial time to addressing the issues presented. Any party bringing claims might have greater resources than we do, which could potentially lead to us settling claims against which we might otherwise prevail on the merits.

Any claims brought against us or any customer licensees alleging that we have violated the intellectual property of others could have negative consequences for our financial condition, results of operations and business, each of which could be materially adversely affected as a result.

Protecting and enforcing our intellectual property rights could consume monetary funds needed for other Company objectives.

Protecting and enforcing our intellectual property rights and combating unlicensed copying and use of our intellectual property can be difficult and expensive. Litigation filed by or against the Company and excessive legal costs could result in insufficient cash available to continue our business objective. Similarly, reductions in the legal protection for our intellectual property rights could adversely affect revenue.

If we lose access to critical third-party intellectual property licensing agreements that is integrated into our products' development, our costs could increase and sales of our products could be delayed, potentially hurting our competitive position.

We received a partially-exclusive, worldwide license from a third-party to certain patents that are integrated into our medical devices. In return, we agreed to pay the third-party a license fee for each product that we sell. Our agreement with the third-party renews annually unless terminated by one of the parties and requires monthly payments. If we do not annually renew our agreements or fail to make the required monthly payments, we will not be able to use the licensed technology, which could impede our ability to commercialize our products until equivalent intellectual property could be identified, licensed or developed, and integrated into the components of our products. These delays, if they occur, could harm our business, operating results and financial condition.

We may be subject to damages resulting from claims that our employees, or we, have wrongfully used or disclosed alleged trade secrets or other proprietary information of their former employers.

Some of our hired employees may have been previously employed at other medical device companies, including competitors or potential competitors. In the future, we could be subject to claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending against such claims, a court could order us to pay substantial damages and prohibit us from using technologies or features that are essential to our products and product candidates if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. In addition, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain product candidates, which could severely harm our business. Even if we are successful in defending against these claims, such litigation could result in substantial costs and be a distraction to our employees and management.

If the combination of patents, trade secrets and contractual provisions that we rely on to protect our intellectual property is inadequate, our ability to successfully commercialize our marketed products and product candidates will be harmed, and we may not be able to operate our business profitably.

Our success and ability to compete is dependent, in part, upon our ability to maintain the access to the proprietary nature of our technologies. We rely on a combination of patent, copyright, trademark and trade secret law and nondisclosure agreements to protect our intellectual property. However, such methods may not be adequate to protect us or permit us to gain or maintain a competitive advantage. Our patent applications may not issue as patents in a form that will be advantageous to us, or may not issue at all. Our issued patents and those that may issue in the future, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products.

To protect our proprietary rights, we may in the future need to assert claims of infringement against third-parties to protect our intellectual property. There can be no assurance that we will be successful on the merits in any enforcement effort. In addition, we may not have sufficient resources to litigate, enforce or

defend our intellectual property rights. Litigation to enforce our intellectual property rights in patents, copyrights or trademarks is highly unpredictable, expensive and time consuming and would divert human and monetary resources away from managing our business, all of which could have a material adverse effect on our financial condition and results of operations even if we were to prevail in such litigation. In the event of an adverse judgment, a court could hold that some or all of our asserted intellectual property rights are not infringed, or that they are invalid or unenforceable, and could award attorney fees.

Despite our efforts to safeguard our unpatented and unregistered intellectual property rights, we may not be successful in doing so or the steps taken by us in this regard may not be adequate to detect or deter misappropriation of our technologies or to prevent an unauthorized third-party from copying or otherwise obtaining and using our products, technologies or other information that we regard as proprietary. Additionally, third-parties may be able to design around our patents. Furthermore, the laws of foreign countries may not protect our proprietary rights to the same extent as the laws of the United States. Our inability to adequately protect our intellectual property could allow our competitors and others to produce products based on our technologies, which could substantially impair our ability to compete.

We will enter into confidentiality and intellectual property assignment agreements with our employees and consultants as one of the ways we seek to protect our intellectual property and other proprietary technologies. However, these agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements.

Our employees and consultants may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third-party illegally obtained and is using our proprietary know-how is expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect know-how than courts in the United States. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Failure to obtain or maintain intellectual property protection could adversely affect our competitive business position.

Arbitrary Price for Intellectual Property Licensed from Affiliated Companies.

The price of the intellectual property being licensed by the Company from AirMatrix Technologies, Inc., and Acoba, LLC (collectively the "Related Parties") was set based on a non-arm's length transaction between the Company and the Related Parties. The terms of the agreements were arbitrarily determined by the Related Parties. While the price selected was primarily intended to cover the cost of the research and development of the technology, there is no assurance that the technology could be licensed or transferred by the Company to a third-party for the agreed upon price or for any amount. Each prospective Investor should make an independent evaluation of the fairness of the technology license price. There can be no assurance that the purchase price for the technology is equal to the market value thereof.

RISKS RELATED TO REGULATORY COMPLIANCE

We operate in a highly-regulated industry and any failure to comply with the extensive government regulations may subject us to fines, injunctions and other penalties that could harm our business.

We are subject to extensive regulation by the FDA and various other federal, state and foreign governmental authorities. Government regulations and foreign requirements specific to medical devices are wide ranging and govern, among other things:

- design, development and manufacturing;

- testing, labeling and storage;

- product safety;

- marketing, sales and distribution;

- premarket clearance or approval;

- recordkeeping procedures;

- advertising and promotions;

- field recalls and field corrective actions;

- post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; and

- product export.

We will be subject to ongoing FDA requirements, including: required submissions of safety and other post-market information; manufacturing facility registration and device listing requirements; compliance with FDA's medical device current Good Manufacturing Practice regulations, as codified in the Quality System Regulation ("QSR"); requirements regarding field corrections and removals of our marketed products; reporting of adverse events and certain product malfunctions to the FDA; and numerous recordkeeping requirements. If we or any of our collaborators or suppliers fail to comply with applicable regulatory requirements, a regulatory agency may take action against us, including any of the following sanctions:

- untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

- customer notifications or orders for the repair or replacement of our marketed

- customer notifications or orders for the repair or replacement of our marketed products or refunds;

- recall, detention or seizure of our marketed products;

- operating restrictions or partial suspension or total shutdown of production;

- refusing or delaying requests for 510(k) clearances or PMA approvals of new products or modified products;

- withdrawing 510(k) clearances or PMA approvals that have already been granted; or

- refusing to grant export approval for our marketed products.

The FDA's and foreign regulatory agencies' statutes, regulations or policies may change, and additional government regulation or statutes may be enacted, which could increase post-approval regulatory requirements, or delay, suspend or prevent marketing of our products. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

If we or our third-party suppliers fail to comply with the FDA's QSR or any applicable state equivalent, our manufacturing operations could be interrupted and our potential product sales and operating results could suffer.

We and some of our third-party suppliers may be required to comply with the FDA's QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products and product candidates.

We and our suppliers may also be subject to the regulations of foreign jurisdictions regarding the manufacturing process to the extent we market our products in these jurisdictions. The FDA enforces the QSR through periodic and unannounced inspections of manufacturing facilities. Our facilities have not been inspected by the FDA for QSR compliance. We anticipate that we and certain of our third-party suppliers may be subject to future inspections. The failure by us or one of our third-party suppliers to comply with applicable statutes and regulations administered by the FDA and other regulatory bodies, or the failure to timely and adequately respond to any adverse inspectional observations, could result in enforcement actions against us, which could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers' demands. If we fail to comply with the FDA's QSR or any applicable state equivalent, we would be required to incur the costs and take the actions necessary to bring our operations into compliance, which may have a negative impact on our future sales and our ability to generate a profit.

If we fail to obtain regulatory approval for our products in additional foreign jurisdictions, we will not be able to expand the commercialization of our products abroad.

To sell our products in foreign jurisdictions, we may have to obtain separate regulatory approvals from those foreign jurisdictions. The regulatory approval process varies among jurisdictions and can involve substantial additional testing. Clearance or approval by the FDA does not ensure clearance or approval by regulatory authorities in other jurisdictions, and clearance or approval by one foreign regulatory authority does not ensure clearance or approval by regulatory authorities in other foreign jurisdictions. The foreign regulatory approval process may include all of the risks associated with obtaining FDA clearance or approval in addition to other risks. In addition, the time required to obtain foreign clearance or approval may differ from that required to obtain FDA clearance or approval and we may not obtain foreign regulatory clearances or approvals on a timely basis, if at all. We may not be able to file for regulatory clearance or approval and may not receive necessary clearance or approval to commercialize our products in any additional foreign market, either of which would preclude sale of our products outside the United States.

Our products may in the future be subject to product recalls that could harm our reputation, business operations and financial results.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design, manufacture or labeling. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious injury or death. In addition, foreign governmental bodies have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. We may initiate certain voluntary recalls involving our products in the future. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA. If we determine that certain of those recalls do not require notification to the FDA, the FDA may disagree with our determinations and require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement actions against us, which could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers' demands. Regulatory investigations or product recalls could also result in our incurring substantial costs, losing revenues and implementing a change in the design, manufacturing process or the indications for which our products may be used, each of which would harm our business.

If our products cause or contribute to a death or a serious injury, or malfunction in certain ways, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA's medical device reporting regulations, we are required to report to the FDA any incident in which our products may have caused or contributed to a death or serious injury or in which our products malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. In the future, we may experience events that may require reporting to the FDA pursuant to the medical device reporting regulations. In addition, all manufacturers placing medical devices in European Union markets are legally bound to report any serious or potentially serious incidents involving devices they produce or sell to the relevant authority in whose jurisdiction the incident occurred. Any adverse event involving our products could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection, mandatory field re-call or other enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results. In addition, failure to report such adverse events to appropriate government authorities on a timely basis, or at all, could result in an enforcement action against us.

We may incur significant liability if it is determined that we are promoting off-label uses of our products in violation of federal and state regulations in the United States or elsewhere.

If we receive FDA clearance for any of our products, we are limited in our marketing and promoting of the product to the approved use, unless we receive regulatory clearance or approval to use our product for another use other than the use granted. Use in a manner other than granted by the FDA constitutes an off-label use of our products and technology. Under the federal Food, Drug, and Cosmetic Act and other similar laws, we are prohibited from labeling or promoting our technology, products, or training others, for such off-label uses. The FDA defines off-labeling to include not only the physical label attached to the product, but also items accompanying the product. This definition also includes items as diverse as materials that appear on a Company's website. As a result, we are not permitted to promote uses of our products that are not cleared or approved, whether on our website, in product brochures or in customer communications. This prohibition means that the FDA could deem it unlawful for us to make claims about the use of our products for certain non-approved other uses, or proactively discuss or provide information or training on the use of our technology. However, although manufacturers are not permitted to promote for off-label uses, in their practice of medicine, physicians may lawfully choose to use medical devices for off-label uses. Therefore, a physician could use our products for uses not covered by the cleared labeling. This would constitute an off-label use. We expect that physicians will use our products for a variety of respiratory uses.

The FDA and other regulatory agencies actively enforce regulations prohibiting promotion of off- label uses and the promotion of products for which marketing clearance or approval has not been obtained. If the FDA determines that our promotional materials or training constitutes promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and market adoption of our products would be impaired. Due to these legal constraints, our sales and marketing efforts will focus on the general technical attributes and benefits of our products and any FDA cleared indications we receive for their uses. In addition, the off-label use of our products may increase the risk of injury to patients, and, in turn, the risk of product liability claims. Product liability claims are expensive to defend and could divert our management's attention and result in substantial damage awards against us.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws and regulations and could face substantial penalties if we are unable to fully comply with such laws.

Although we do not provide healthcare services or receive payments directly from Medicare, Medicaid or other third-party payers for our marketed products or the procedures in which our marketed products may be used, many state and federal healthcare laws and regulations governing financial relationships between medical device companies and healthcare providers may apply to our business and we could be subject to enforcement by both the federal government, private whistleblowers and the states in which we conduct our business. The healthcare laws and regulations that may affect our ability to operate include:

- The federal healthcare programs' Anti-Kickback Statute, which prohibits, among other things, individuals or entities from knowingly and willfully soliciting, receiving, offering or providing any kickback, bribe or other remuneration, directly or indirectly, in exchange for or to induce the purchase, lease or order, or arranging for or recommending of, any item or service for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs.

- Federal false claims laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment to Medicare, Medicaid or other federally- funded healthcare programs that are false or fraudulent, or are for items or services not provided as claimed, and which may apply to entities like us to the extent that our interactions with customers may affect their billing or coding practices. Changes to the Federal false claims law enacted as part of the Affordable Care Act will likely increase the number of whistleblower cases brought against providers and suppliers of health care items and services.

- The federal Health Insurance Portability and Accountability Act of 1996, or

HIPAA, in addition to the privacy and security rules normally associated with it, which are discussed below, established new federal crimes for knowingly and willfully executing a scheme to defraud any healthcare benefit program or making false statements in connection with the delivery of or payment for healthcare benefits, items or services.

- State and foreign law equivalents and analogues of each of the above federal laws, such as anti- kickback and false claims laws and the Foreign Corrupt Practices Act, which may apply to items or services reimbursed by any third-party payer, including commercial insurers, or when physicians are employees of a foreign government entity.

- The Affordable Care Act imposes certain reporting obligations on manufacturers of drugs, devices and biologics. Specifically, on March 31, 2013, and on the 90th day of each calendar year thereafter, these manufacturers must report all payments or other transfers of value to or on behalf of a physician or teaching hospital by such manufacturers as well as any ownership or investment interest held by physicians in such manufacturers. On December 19, 2011, CMS issued proposed regulations to implement this so-called "Sunshine" provision of the Affordable Care Act. The proposed regulations suggest that we will be subject to such data collecting, reporting and public disclosure obligation. Data collecting obligations were scheduled to commence on the effective date of final regulations, which were expected in 2012 with reporting obligations beginning on March 31, 2013. Violations of the reporting requirements are subject to civil monetary penalties, capped at $150,000.00 annually for failing to report, and up to $1,000,000.00 for knowingly failing to report.

- The Affordable Care Act also grants the Office of Inspector General additional authority to obtain information from any individual or entity to validate claims for payment or to evaluate the economy, efficiency or effectiveness of the Medicare and Medicaid programs, expands the permissible exclusion authority to include any false statements or misrepresentations of material facts, enhances the civil monetary penalties for false statements or misrepresentation of material facts, and enhances the Federal Sentencing Guidelines for those convicted of Federal healthcare offenses.

The medical device industry has been under heightened scrutiny as the subject of government investigations and government enforcement or private whistleblower actions under the Anti-Kickback Statute and the False Claims Act involving manufacturers who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business, including specifically arrangements with physician consultants.

We may from time to time have agreements with physicians that could be scrutinized or could be subject to reporting requirements in the future, including consulting contracts in which we compensate physicians for various services, which could include:

- keeping us informed of new developments in their respective fields of practice;

- advising us on our research and development projects related to their respective fields;

- advising us on improvements to methods, processes and devices related to their respective fields (such as advice on the development of prototype devices);

- assisting us with the technical evaluation of our methods, processes and devices related to their respective fields;

- advising us with respect to the commercialization of products in their respective fields; and

- providing training and other similar services on the proper use of our products.

The Affordable Care Act mandates increased transparency of arrangements between physicians and medical device companies, which we expect will increase our overall cost of compliance. We believe that this increased transparency will also result in a heightened level of government scrutiny of the relationships between physicians and medical device companies. While we believe that all of our arrangements with physicians comply with applicable law, the increased level of scrutiny, coupled with the expanded enforcement tools available to the government under the Affordable Care Act, may increase the likelihood of a governmental investigation. If we become subject to such an investigation, our business and operations would be adversely affected even if we ultimately prevail because the cost of defending such investigation would be substantial. Moreover, companies subject to governmental investigations could lose both overall market value and market share during the course of the investigation.

In addition, we may provide customers with information on products that could be deemed to influence their coding or billing practices, and may have sales, marketing or other arrangements with hospitals and other providers that could also be the subject of scrutiny under these laws. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations. Any penalties, damages, fines, exclusions, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of these laws are broad and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. If the surgeons or other providers or entities with which we do business are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on our business.

We may be subject to privacy and data protection laws governing the transmission, use, disclosure, security and privacy of health information which

transmission, use, disclosure, security and privacy of health information which may impose restrictions on operations and subject us to penalties if we are unable to fully comply with such laws.

Numerous federal, state and international laws and regulations govern the collection, use, disclosure, storage and transmission of patient identifiable health information. These laws include:

- HIPAA and its implementing regulations, the HIPAA Privacy and Security Rules, apply to covered entities, which include most healthcare facilities that purchase and use our products. The HIPAA Privacy and Security Rules set forth minimum standards for safeguarding individually identifiable health information impose certain requirements relating to the privacy, security and transmission of individually identifiable health information and provide certain rights to individuals with respect to that information. HIPAA also requires covered entities to contractually bind third-parties, known as business associates, in the event that they perform an activity or service for or on behalf of the covered entity that involves access to patient identifiable health information.

- The federal Health Information Technology for Economic and Clinical Health Act, or HITECH, which was enacted in February 2009, strengthens and expands the HIPAA Privacy and Security Rules and its restrictions on use and disclosure of patient identifiable health information, including imposing liability on business associates of "covered entities".

- Both HITECH and most states have data breach laws that necessitate the notification in certain situations of a breach that compromises the privacy or security of personal information.

- Other federal and state laws restricting the use and protecting the privacy and security of patient information may apply, many of which are not preempted by HIPAA.

- Federal and state consumer protection laws are being applied increasingly by the United States Federal Trade Commission, or FTC, and state attorneys' general to regulate the collection, use, storage and disclosure of personal or patient information, through websites or otherwise, and to regulate the presentation of website content.

- Other countries also have, or are developing, laws governing the collection, use and transmission of personal or patient information.

- Federal and state laws regulating the conduct of research with human subjects.

We are required to comply with federal and state laws governing the transmission, security and privacy of patient identifiable health information that we may obtain or have access to in connection with manufacture and sale of our marketed products. We do not believe that we are a HIPAA covered entity because we do not submit electronic claims to third-party payers, but there may be limited circumstances in which we may operate as a business associate to covered entities if we receive patient identifiable data through activities on behalf of a healthcare provider. We may be required to make costly system modifications to comply with the HIPAA privacy and security requirements that will be imposed on us contractually through business associate agreements by covered entities and directly under HITECH provisions that became effective in February 2010. Enforcement actions can be costly and interrupt regular operations which may adversely affect our business.

In addition, numerous other federal and state laws protect the confidentiality of patient information as well as employee personal information, including state medical privacy laws, state social security number protection laws, state data breach laws and federal and state consumer protection laws. These various laws in many cases are not preempted by the HIPAA rules and may be subject to varying interpretations by the courts and government agencies, creating complex compliance issues for us and our customers and potentially exposing us to additional expense, adverse publicity and liability.

In connection with any clinical trials we conduct, we will be subject to state and federal privacy and human subject protection regulations. The HIPAA requirements and other human subjects' research laws could create liability for us or increase our cost of doing business because we must depend on our research collaborators to comply with the applicable laws. We may adopt policies and procedures that facilitate our collaborators' compliance, and contractually require compliance, but we cannot ensure that non-employee collaborators or investigators will comply with applicable laws. As a result, unauthorized uses and disclosures of research subject information in violation of the law may occur. These violations may lead to sanctions that will adversely affect our business.

Risks Related to Facilities, Employees and Growth Risks Associated with the Manager and Officers.

The future operations of our Company could be adversely affected by future changes related to our Board of Managers who have been designated in the "Our Management" section, our members, and the officers of the Company, which could include, without limitation, illness, disability or a decision to pursue other interests. While none of these events is contemplated as of the date of this Memorandum, there can be no assurance that one or more of these events or other potential events adversely affecting the ability of the Manager to fulfill its obligations to the Company will not occur during the life of the Company.

Additionally, the Managers and officers may have never engaged in a project like this offering, neither in its size or magnitude; therefore, they may have insufficient experience to grow and develop the Company as intended.

We are dependent on our senior management team, engineering team, sales and marketing team and key research and physician advisors, and the loss of any of them could harm our business.

At present, the success of the Company is largely dependent on Alonzo

Aylsworth and Lawrence Spector for the day-to-day management of the business. As the Company is financed and its products developed further, the Company will also depend on developing and maintaining a senior management team, an engineering team, a sales and marketing team and key research and physician advisors. The loss of Aylsworth or Spector, and when such other management personnel are called for and in place, the inability to attract or retain other qualified personnel or advisors, could have a material adverse effect on our business, financial condition and results of operations.

We need to hire and retain additional qualified personnel to grow and manage our business. If we are unable to attract and retain qualified personnel, our business and growth could be seriously harmed.

Our performance depends on the talents and efforts of our employees. Our future success will depend upon our ability to attract, retain and motivate highly skilled personnel in all areas of our organization. We plan to grow our business and will need to hire additional personnel to support this growth. We believe that there are only a limited number of individuals with the requisite skills to serve in many of our key positions, and we will compete for key personnel with other medical device companies, as well as universities and research institutions. It is often difficult to hire and retain these persons, and we may be unable to replace key persons if they leave or fill new positions requiring key persons with appropriate experience. If we experience difficulties locating and hiring suitable personnel, our growth may be hindered. Qualified individuals are in high demand, particularly in the medical device industry, and we may incur significant costs to attract and retain them.

If we do not effectively manage our growth, we may be unable to successfully market and sell our products or develop our product candidates.

Our future revenue and operating results will depend on our ability to manage the anticipated growth of our business. In order to achieve our business objectives, we must grow. However, growth presents numerous challenges, including:

- expanding our sales and marketing infrastructure and capabilities;

- expanding our assembly capacity and increasing production;

- implementing appropriate operational and financial systems and controls;

- improving our information systems;

- identifying, attracting and retaining qualified personnel in our areas of activity; and

- hiring, training, managing and supervising our personnel.

We cannot be certain that our systems, controls, infrastructure and personnel will be adequate to support our future operations. Any failure to effectively manage our growth could impede our ability to successfully develop, market and sell our products and our business will be harmed.

We may be liable for certain uninsured losses.

Certain types of losses, such as losses arising from acts of God, certain environmental issues or acts of war, generally are not insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, we could lose our ownership and all of our rights to the properties we own at such time. At the same time, we may remain obligated to pay any other obligations related to the property. Consequently, any such losses could have a material adverse effect on our results of operations.

We may not be able to achieve our marketing and future growth goals.

Our ability to implement our business plan in a rapidly evolving market requires planning and management. Future expansion efforts could be expensive and may strain our managerial and other resources. To manage future growth effectively, we must maintain and enhance our processes and technology, integrate existing and new personnel, and manage expanded operations. There can be no assurance that our current and planned personnel, systems, procedures, and controls will be adequate to support our future operations, or that management will be able to hire, train, retain, motivate and manage the required personnel or that our management will be able to successfully identify, manage, and capitalize on existing and potential market opportunities. If we are unable to manage growth effectively, our business, prospects, and general financial condition would be materially adversely affected.

Holders of Units will have limited control of the Company.

The Managers and members holding Units, will exercise virtually total control over all aspects of the Company's business operations and procedures. The Managers will have complete discretion concerning all aspects of the Company, including control of the business plan, selection of consultants and professional advisors and ongoing business operations. This means that the purchaser of the Units will invest subject to the risks associated with not having control of the Company.

Our Managers and officers may allocate their respective time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to the Company's affairs.

Each of our Managers and officers may be engaged in other business endeavors and are not obligated to contribute any specific number of hours per week to the Company's affairs. If the other business affairs of our Managers and officers require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to the affairs of the Company, which could have a negative impact on our ability to operate efficiently. The Company may enter into proprietary information and inventions agreements with our Managers, officers, and other key personnel, which, if executed, will, in certain circumstances, prohibit such persons from competing with the Company for a period of time following the termination of employment of such persons from our Company. We may have to pursue legal action to enforce such agreements, if applicable, and we cannot

assure you that these conflicts will be resolved in our favor

IT IS NOT POSSIBLE TO FORESEE ALL RISK FACTORS WHICH MAY AFFECT US. MOREOVER, THERE CAN BE NO ASSURANCE THAT WE WILL EFFECTIVELY MANAGE AND DEVELOP OUR BUSINESS. EACH PROSPECTIVE INVESTOR IS ENCOURAGED TO ANALYZE CAREFULLY THE RISKS AND MERITS OF AN INVESTMENT IN THIS OFFERING AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHERS, THE RISK FACTORS DISCUSSED ABOVE.

Lawrence C. Spector is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$150,000**

Use of Proceeds: 93.5% towards operations including FDA and other Agency fees, raw materials, rent, production and shop supplies and tools, payroll, office supplies, insurance, marketing, interest, professional fees-legal and accounting, product development expenses, travel, telephone, internet

6.5% toward Wefunder fees

If we raise: **$1,069,800**

Use of Proceeds: 93.5% towards operations including FDA and other Agency fees, raw materials, rent, production and shop supplies and tools, payroll, office supplies, insurance, marketing, interest, professional fees-legal and accounting, product development expenses, travel, telephone, internet

If we raise the max offering, we will purchase a much greater quantity of parts.

6.5% Wefunder fees.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such

notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $19,337,700.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Incoba LLC dba Dynaris is offering up to 3,566 Units, at a price per unit of $300.00.

The campaign maximum $1,069,800 is and the campaign minimum is $150,000.00.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company.As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those votings rights may be exercised by the investor or his or her proxy. The applicable proxy is theLead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transfereesor assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of

substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor.Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Units	72,750	64,459	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	250
Options:	

Describe any other rights:

"Unit" means a fractional share of the issued and outstanding membership interests of the Company held by a Member holding Units as set forth on Exhibit B of the Operating Agreement (as may be amended from time to time in accordance with this Agreement) and the rights and obligations associated with such membership interests at the relevant time, including the allocation, distribution, consent, approval and management rights granted to the holders of Units and any and all other benefits to which the holders of Units may be entitled as provided in this Agreement, together with the obligations of such holders to comply with all the terms and provisions of this Agreement

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The unitholders** have the right to redeem their securities at any time. Unitholders could decide to force the Company to **redeem** their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

1. unrelated third party valuations of our common unit;
2. the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common unit;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses

operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Busam Trust
Issue date	07/31/19
Amount	$715,000.00
Outstanding principal plus interest	$715,000.00 as of 08/02/21
Interest rate	8.0% per annum
Maturity date	08/01/26
Current with payments	Yes

Simple Interest. The maturity date is in December 2029.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
7/2021	Regulation D, Rule 506(b)	Common stock	$3,700,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Founded in 2014, Dynaris has developed a new standard in oxygen delivery devices. Its patented and FDA Cleared Apogee and cannula are the first in a line of products the company plans to design to improve patient health, eliminate oxygen waste, reduce prescription costs, and provide a more comfortable therapeutic experience.

Dynaris is aiming for sales of $300,000,000/year or more in five years. Additional product offerings are expected to grow sales significantly beyond that figure. These projections cannot be guaranteed. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Incoba LLC dba Dynaris was organized in the State of Texas in July 2014.

Patents are owned by either Alonzo C. Aylsworth (founder), Acoba, LLC, which is Alonzo's prior company, or Incoba, LLC (the Company). Patents not owned by Incoba, LLC are licensed exclusively to the Company for a 3% royalty fee.

Since then, we have:

- FDA 510 (K), EUA, ISO-13485 Quality System, FDA registered manufacturing in-house, Ready to go!
- 5.9 million patients on oxygen in the U.S. alone growing to over 7 million patients in 2023.
- Protected by 7 U.S. Patents, more pending, foreign patents pending

- Protected by 7 U.S. Patents, more pending, foreign patents pending.

- Experienced team with a history of success, from concept through acquisition. CEO has 28 patents

- Superior oxygen therapy for patients. Sets a new therapeutic standard for oxygen patients.

- Oxygen therapies are expanding to other areas; i.e. cluster headaches and wound healing treatments

- Additional products in development expand our technologies into other therapeutic market segments.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $0 compared to the year ended December 31, 2019, when the Company had revenues of $0.

- *Assets.* As of December 31, 2020, the Company had total assets of $587,337, including $126,542 in cash. As of December 31, 2019, the Company had $230,239 in total assets, including $51,297 in cash.

- *Net Loss.* The Company has had net losses of $802,810 and net losses of $743,176 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $745,369 for the fiscal year ended December 31, 2020 and $736,761 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $715,000 in debt and $3,700,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Incoba LLC dba Dynaris cash in hand is $343,000, as of July 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $50,000/month, for an average burn rate of $50,000 per month. Our intent is to be profitable in 12 months.

There are no material changes or trends in Dynaris' finances or operations that have occurred since 12/31/2020.

In the next 3-6 months, we expect expenses will rise to cover the purchase of more inventory and additional production worker payroll cost will be reflected with increasing product orders. Labor is included in the final product cost. Revenues in the next 6 months are expected to be $720,000 and expenses are expected to be $1,080,000, consisting of $360,000 burn rate + $120,000 R&D finalization of 2nd product + $600,000 in COGS.

We currently have over $500k in inventory and do not need to raise any additional funds to become revenue-generating. Funds are needed going forward is to cover marketing and runway, as well as future inventory. We expect to reach breakeven within 12 months, assuming we can secure the necessary inventory.

These forward-looking projections cannot be guaranteed.

Dynaris has over 30 accredited investors that are the early investors. We can rely on additional investments from this network outside of funds raised in this offering.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Alonzo C. Aylsworth, certify that:

(1) the financial statements of Incoba LLC dba Dynaris included in this Form are true and complete in all material respects ; and

(2) the tax return information of Incoba LLC dba Dynaris included in this Form reflects accurately the information reported on the tax return for Incoba LLC dba Dynaris filed for the most recently completed fiscal year.

Alonzo C. Aylsworth

CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities? ☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
- ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://dynaris.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement
Incoba LLC Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Alonzo C. Aylsworth
Lawrence C. Spector

Appendix E: Supporting Documents

Incoba_LLC_Second_Amended_and_Restated_Company_Agreement_v3.docx_1_.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

Incoba LLC Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Alonzo C. Aylsworth

Lawrence C. Spector

Appendix E: Supporting Documents

Incoba_LLC_Second_Amended_and_Restated_Company_Agreement_v3.docx_1_.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Incoba LLC dba Dynaris

By

Alonzo C. Aylsworth

CEO, Managing Member

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Lawrence C Spector

Managing Partner
8/26/2021

Alonzo C. Aylsworth

CEO, Managing Member
8/26/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.